SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Isuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

Contact:	Nancy Bobrowitz	Tel: 212-603-3345
Senior Vice President, Corporate Communications Reuters America Inc. nancy.bobrowitz@reuters.com

Adam Wolf	Tel: 212-603-3581
Manager, Media Relations Reuters America Inc. adam.wolf@reuters.com

REUTERS FIRST QUARTER TRADING STATEMENT

London, April 18, 2000 - Reuters revenue for the first quarter of 2000 rose by 8%, to (pound)832 million (US$1,331 million) compared to (pound)771 million (US$1,234 million) in the first quarter of 1999. (Dollar equivalents are at US$1.60.) Revenue at comparable exchange rates grew by 10%. Underlying revenue was up 11% at actual rates and 13% at comparable rates. This excluded Reuters Business Briefing and TIBCO Software.

Peter Job, chief executive, said: “Business in the first quarter was generally buoyant and market conditions are improving. Instinet’s good performance is helped by its rapidly growing International business and the exceptional growth in NASDAQ volumes. Orders for New Media, which supplies data to the Internet, have increased significantly. Although we are yet to see a recovery at Reuters Trading Solutions, there are signs of improvement in our Dealing services where the decline in accesses is slowing.

“Good progress has been made with the strategy I outlined on February 8. Our attention is focused on the investment plans to accelerate the move of our core products for financial markets to an internet architecture and building products for broader retail markets. Our recently announced joint-ventures, all of which will ensure that we utilise new technology creatively, are developing well.”

Reuters Information

Revenue for Reuters Information rose by 3%, 6% at comparable rates. New orders in the US and Europe have been particularly strong helped by the continuing good take-up of the ReutersPlus US equity product and the Off Trading Floor suite of products. The Reuters 3000Xtra product has now been released in the major markets and customer interest is strong. The restructure programme to migrate Reuters products to internet technology is underway.

Reuters Trading Solutions

Reuters Trading Solutions revenue declined by 5% at actual rates and by 3% at comparable rates. Installations of market data and risk management systems were lower in the first quarter because the Millennium affected new orders in the second half of last year. There are signs of improvement in the sales pipeline post-Millennium which should make an impact later in the year. However, these have not yet translated into significant firm orders. The new focus on providing solutions for Reuters clients is producing new opportunities, particularly in the business-to-business (B2B) retail area. Revenue from the Dealing 2000-1 foreign exchange product continues to decline. The upgrade of Dealing products to Dealing 3000 is gathering pace.

Instinet

Instinet’s revenue grew by 58% at both actual and comparable rates. This reflected good growth in volumes in US markets combined with the strength of Instinet’s International business, especially in Europe. The International business grew 105% at actual rates and by 114% at comparable rates. Instinet’s new product for the fixed income market is now being rolled out and the number of users is growing steadily in the US. The next step will be to roll it out in Europe. Work is progressing well with the retail product which is planned to be launched shortly. Instinet is investing heavily both in these new products and in new technology to meet the demands of the changing market structure. The US remains highly competitive, reflecting changes in market structure and growing retail volumes, putting pressure on both pricing and market share.

Reuterspace

Reuterspace revenue increased by 14% at actual rates, 17% at comparable rates. Media revenue increased by 4% at actual rates and 5% at comparable rates largely as a result of the strong performance of New Media which offers packages of information to Internet Service Providers. Reuters completed the acquisition of ORT, a leading French provider of company information, in March. ORT will help the company to move forward its strategy for the B2B market. The TowerGroup adds to Reuters research capability in the Information Technology market. Reuters is developing partnerships and making investments that will help to broaden its base of content and technology in order to address new markets. The debut of Reuters financial portal, which was shown in early form at Reuters Infoworld in Geneva, is planned for the third quarter. Plans for the IPO of the Greenhouse Fund continue with Sir David Walker being appointed as Chairman. The quoted investments in the Fund were valued at (pound)370 million at the end of the first quarter.

Partners and Associates

Aether Systems completed its secondary financing to fund the joint venture now known as Sila Communications. It has also completed the acquisition of IFX Group Plc, which will become part of the new company. Multex Investor Europe, Reuters joint-venture with Multex, plans to launch in the second quarter. Sponsorship and distribution deals have already been signed. The new venture with Equant to create a high-performance financial markets extranet is intended to start trading early in the second half of the year. Initial discussions with potential customers have produced positive results. Reuters share of revenue generated by Factiva, the joint venture with Dow Jones, was (pound)18 million (US$29 million), up 6% compared to proforma revenue of (pound)17 million (US$28 million) in the first quarter of last year.

TIBCO Software completed a secondary stock offering of approximately four million shares on March 27 at US$106 per share which will result in an accounting profit for Reuters of approximately (pound)160 million (US$256 million). This will reduce Reuters shareholding from 47% to 45% on a fully diluted basis or 99 million shares.

End	No. 08/00

This news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review -- Cautionary Statements”. Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London, EC4P 4AJ.

Stabilisation/FSA

Note to editors
Reuters supplies the global financial markets and news media with the widest range of information and news products. It provides news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million page views per month. Reuters provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management. It also supplies technologies and portal capabilities for clients to supply their retail customers. Reuterspace concentrates on services in the business-to-business, consumer finance and media markets. Reuters is the world’s largest international news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaus serving 154 countries. News is gathered and edited in 23 languages. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On December 31, 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

REUTERS REVENUE ANALYSIS - FIRST QUARTER 2000

	Three months to March 31		% Change		Three months to March 31
	2000 (pound)m	1999 (pound)m	Actual rates of exchange	Comparable rates of exchange	2000 US$m	1999 US$m
Revenue analysis
by division

Reuters Information	417	405	3%	6%	667	648
Reuters Trading Solutions	176	185	(5%)	(3%)	282	296

Reuters Financial	593	590	1%	3%	949	944

Instinet	197	125	58%	58%	315	200
Reuterspace	43	37	14%	17%	69	59

Divisional revenue	833	752	11%	13%	1,333	1,203

TIBCO Software	—	8	—	—	—	13
Reuters Business Briefing	—	15	—	—	—	24
Intra group revenue	(1)	(4)	73%	75%	(2)	(6)

Group revenue	832	771	8%	10%	1,331	1,234

Revenue analysis
by geography

Europe, Middle
East and Africa	408	419	(3%)	4%	653	671
Asia/Pacific	126	124	2%	(3%)	201	198
The Americas	298	228	31%	29%	477	365

Group revenue	832	771	8%	10%	1,331	1,234

Revenue analysis
by type

Recurring	602	586	3%	6%	963	938
Usage	211	151	40%	40%	338	242
Outright	19	34	(43%)	(44%)	30	54

Group revenue	832	771	8%	10%	1,331	1,234

Note: Group revenue for the three months to 31 March 2000 excludes Reuters share of revenue from the Factiva joint venture of (pound)18 million (US$29 million) (1999 - nil).

[LETTERHEAD OF REUTERS FOUNDERS SHARE COMPANY LIMITED]

18 April 2000

Reuters Founders Share Company Appoints First Japanese Member

London — The Reuters Founders Share Company announced today that Mr Toyoo Gyohten, President of the Institute for International Monetary Affairs in Japan, has been appointed to the Board as a trustee.

Mr Pehr Gyllenhammar, Chairman of the Trustees, said: “The Board of Trustees is rapidly becoming a truly international group of directors, well equipped to understand the global business of Reuters Group PLC. I am delighted to have Mr Gyohten — a very distinguished member of the Japanese community — as a trustee, thus further increasing our reach and understanding.”

The Reuters Trustees are members and directors of the Reuters Founders Share Company. They have three main duties: to ensure that there is no interference in the integrity and independence of Reuters news services; that the Company devotes the proper resources to maintaining Reuters as the leading world news and information organisation and that no single interest, group or faction comes to dominate its ownership.

END

Note to Editors:

Mr Toyoo Gyohten

Since December 1995 Toyoo Gyohten has been the President of the Institute for International Monetary Affairs. He serves concurrently as Senior Advisor to the Bank of Tokyo-Mitsubishi, Ltd, Japan’s prime financial institution.

Born in Yokohama, Japan in 1931, Mr Gyohten graduated from the University of Tokyo in 1955 with a BA in Economics.

He joined the Japanese Ministry of Finance, Tax Bureau, in 1955. He studied at the Economics and Sociology Department, Graduate School, Princeton University on a Fulbright Scholarship (1956-58). His 34-year career at the Ministry also included five years’ experience overseas at the International Monetary Fund (Washington DC, 1964-66) and the Asian Development Bank, where he was one of the founding members and served as Special Assistant to the President (Manila, 1966-69).

He was appointed Director General of the International Finance Bureau (1984-86). In 1986 he was appointed of Vice-Minister of Finance for International Affairs, a post he held until his retirement from the Ministry in 1989.

He was Visiting Professor at Harvard University, Princeton University between 1990 and 1991.

In 1991 he joined the Bank of Tokyo and was elected Chairman in June 1992. The Bank merged with The Mitsubishi Bank Limited in April 1996 and he became Senior Advisor to the newly created bank.

Pehr Gyllenhammar

Born 28 April 1935, Gothenburg, Sweden

Educated: University of Lund, Switzerland

In 1961, Mr. Gyllenhammar joined the Amphion Insurance Company. He later joined the Skandia Insurance Company, where he became a Deputy Managing Director in 1968 and Chief Executive in 1970. He became Managing Director and Chief Executive Officer of AB Volvo on May 7, 1971. He was Chairman and Chief Executive Officer from September 1983 through October 1990 and Executive Chairman from October 15, 1990 to December 2, 1993. Since January 1, 1996 Mr Gyllenhammar is Senior Advisor to Lazard Freres & Co. LLC

Mr Gyllenhammar is a member of ; FMC Corporation; Pearson plc; Actinova Limited; and Commercial Union plc and was a member of the of the Board of Directors of United Technologies Corporation until July 1999. Mr Gyllenhammar is Chairman of the Supervisory Board of Cofinec S.A.and Chairman of RFS Co as of September 2, 1999. Mr Gyllenhammar is a member of the Supervisory Board of Polygram N.V.

Mr Gyllenhammar is also Founder of The European Round Table of Industrialists and a former member of the International Advisory Committee of the Chase Manhattan Bank, NA.

Mr Gyllenhammar was conferred the Honorary Degree of Doctor of Medicine at Gothenburg University in 1981, the Honorary Degree of Doctor of Technology at Brunel University, England in 1987, the Honorary Degree of Doctor of Engineering at the Technical University of Nova Scotia, Canada in 1988, the Honorary Degree of Doctor of Social Sciences at the University of Helsinki in 1990, and the Honorary Degree of Doctor of Law at the University of Vermont, USA, in 1993

He became a Trustee on 28 October 1997

Contact: Reuters Founders Share Company	Tel: 020 7662 2926

Peter.V.Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: 020 7542 4890

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728